SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

TABLE OF CONTENTS

1.	Press Release issued on January 10, 2005, announcing Grupo Imsa´s intention to delist its American Depositary Shares from the New York Stock Exchange.

GRUPO IMSA ANNOUNCES ITS INTENTION TO DELIST ITS AMERICAN DEPOSITARY

SHARES FROM THE NEW YORK STOCK EXCHANGE

Monterrey, N.L., Mexico – January 10, 2005 – Grupo Imsa, S.A. de C.V. (the Company), announced today that its Board of Directors has approved the submission to its shareholders at a general extraordinary shareholders meeting of the Company, of a proposal for the delisting of its American Depositary Shares representing American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and the simultaneous termination of its ADR program with The Bank of New York (the Depositary). The Company believes that by concentrating trading of its shares in one market, the Mexican Stock Exchange (BMV), it will increase the overall liquidity of its stock. However, there can be no assurances that the actions taken by the Company will have such effect.

In the event that the delisting occurs, Grupo Imsa will agree to pay the costs which would be imposed on its ADR holders by the Depositary in order to replace the ADRs with BC Equity Units.

Marcelo Canales Clariond, Chief Financial Officer of the Company commented, “Grupo Imsa maintains its commitment of information and transparency as a public company, and will continue to comply with its reporting obligations in the United States and Mexico. The Company will sustain its investor relations efforts in Mexico and abroad with information of the highest quality, and will maintain a corporate governance of world-class excellence.”

The delisting is subject to the approval by the general extraordinary shareholders meeting that will take place on January 27, 2005 at 17:00 hours in the Reinas Room of the Club Campestre, A.C., located at Av. Alfonso Reyes 107, Col. Santa Engracia, in San Pedro Garza García, Nuevo León. The meeting will be called by publication tomorrow in the following newspapers: El Norte, from the city of Monterrey, Nuevo Leon; Reforma and El Financiero, from Mexico City.

If the delisting is approved at the shareholders meeting, the Company will comply with the requirements of the Securities and Exchange Commission and the NYSE in order to obtain the de-listing authorizations. The Company’s ADR program would terminate simultaneously with the de-listing. ADR holders will be notified of the procedure by which their ADRs can be exchanged for BC Equity Units of the Company.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

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Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs, including statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: January 10, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer